THELEN REID & PRIEST LLP
                                                                Attorneys at Law
                                                        ------------------------

                                                                875 Third Avenue
                                                         New York, NY 10022-6225

                                                               Tel. 212.603.2000
                                                               Fax  212.603.2001

                                                              www.thelenreid.com


                                         July 12, 2005


VIA EDGAR TRANSMISSION AND HAND DELIVERY
----------------------------------------

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628.


     RE:  PURE WORLD, INC.
          SCHEDULE TO-C FILED JUNE 6, 2005
          FILED BY NATUREX ACQUISITION CORP. AND NATUREX S.A.

          SCHEDULE TO-T FILED JUNE 17, 2005
          FILED BY NATUREX ACQUISITION CORP. AND NATUREX S.A.


Ladies and Gentlemen:

     On behalf of Naturex S.A. ("Naturex"), we hereby transmit for filing, pursuant to Rule 14d-3 of the Securities Exchange Act of 1934, as amended, Amendment No. 1 dated July 12, 2005, to the Tender Offer Statement on Schedule TO-T dated June 17, 2005, with respect to the tender offer by Naturex Acquisition Corp. for all of the outstanding shares of common stock, par value $0.01 per share, of Pure World, Inc.

     In connection with the foregoing, we have reviewed the Staff's comment letter dated June 30, 2005 relating to the above referenced filings. Our responses to the Staff's comments contained in such letter are set forth below. As requested, our responses are keyed to the Staff's numbered comments. Capitalized terms used, and not otherwise defined herein, shall have the meanings ascribed to such terms in the Schedule TO-T.

     Schedule TO-C.
     --------------

     1. We confirm that Naturex and the Purchaser (collectively, the "Bidders") will avoid using the referenced statement in all future tender offer materials.


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July 12, 2005
Page 2


     Schedule TO-T
     -------------

     2. We confirm that the purchase by Purchaser of the Koether Shares is contingent upon consummation of the Offer. However, under the Stockholder Agreement, each "Koether Stockholder" agreed to tender his or its Shares in the Offer and vote all Shares held of record by such Koether Stockholder (or take such other similar action) in favor of the transactions contemplated by the Stockholder Agreement and the Merger Agreement. Under Rule 13d-3 under the Exchange Act of 1934, as amended, a "beneficial owner" of a security includes "any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares (i) voting power which includes the power to vote, or to direct the voting of, such security or (ii) investment power which includes the power to dispose, or to direct the disposition of, such security" and any person who has "the right to acquire beneficial ownership of such security, as defined in Rule 13d-3(a) within 60 days." It is our view that the agreement of the Koether Stockholders to vote their Shares as provided in the Stockholder Agreement and the fact that the Purchaser could acquire the Shares owned by the Koether Stockholders as early as 20 business days following the commencement of the Offer fall within the definition of "beneficial owner" in Rule 13d-3. The disclosure in the Offer to Purchase was made to be consistent with this reading of Rule 13d-3. Also, consistent with this interpretation of Rule 13d-3, Naturex filed a Schedule 13D with the Commission on June 16, 2005.

     3. The Offer to Purchase has been amended to delete the statement that was the subject of the Staff's comment.

     4. In response to the Staff's comments, the Offer to Purchase has been amended to change the title of Section 5 to "MATERIAL FEDERAL INCOME TAX CONSEQUENCES" and to delete the first three sentences under this section and replace them with revised disclosure.

     5. We confirm that the Bidders will avoid using the referenced statement in all future tender offer materials.

     6. In response to the Staff's request, a copy of the complete financial projections provided by the Company to Naturex, consisting solely of a summary profit and loss forecast statement for fiscal years 2005 and 2006 ("P&L Forecast"), is provided supplementally hereto. The summary of the P&L Forecast provided in the Offer to Purchase discloses the key items of information that Naturex believed would be material to a stockholder's decision whether or not to tender Shares pursuant to the Offer, without placing undue weight on such information. Naturex was concerned that, in view of the summary nature of the P&L Forecast, exhaustive disclosures concerning the P&L Forecast would overstate the precision with which such forecast was prepared and ascribe undue importance to such forecast. Naturex believes that its disclosure of the most essential elements of the P&L Forecast appropriately portrays the summary nature of such projections, particularly in light of the fact that such projections were disclosed only because they were provided in connection with the acquisition discussions. Naturex does not believe that more detailed disclosures would materially enhance the information regarding the projections set forth in the Offer to Purchase as originally filed.


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July 12, 2005
Page 3


     7. In response to the Staff's comments, the Offer to Purchase has been amended to set forth the principal assumptions that are applicable to the line items of the P&L Forecast that are included in the Offer to Purchase. The P&L Forecast itself includes each of the assumptions next to the line item to which such assumption relates.

     8. The Offer to Purchase has been amended to include the information requested by the Staff. The information concerning the new credit facilities was not included in the original Offer to Purchase because, at the time when the Offer was commenced, none of the specific terms of such credit facilities were set forth in the financing commitment received by Naturex from its lenders.

     Other Information
     -----------------

     Each of the Bidders has directed us to confirm to the Staff that:

     (a) the Bidders are responsible for the adequacy and accuracy of the disclosure in their filings (the "Filings") with the Securities and Exchange Commission (the "Commission");

     (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

     (c) the Bidders may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We and the Bidders have endeavored, through this letter and the revisions made to the Offer to Purchase, to be fully responsive to the Staff's comments.

     Please call me at 212-603-2202 or, my partner, George H. Wang, at 212-603-2062 to discuss any additional comments or concerns that the Staff may have.


                                         Very truly yours,


                                         Richard S. Green


Enclosure


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July 12, 2005
Page 4


cc:  Jacques Dikansky
     Thierry Lambert
     Burton K. Haimes, Esq.